Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2004 and 2003 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
February 10, 2005
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2004 and 2003 and the Consolidated Statements of Operations, Equity, Cash Flows and Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2004 and 2003 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in accordance with Canadian generally accepted accounting principles.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 10, 2005
Actuary’s and Auditors’ Reports to Shareholders       79

Consolidated Statements of Operations

For the years ended December 31
(Canadian $ in millions except per share amounts)	2004	2003

Revenue
Premium income	$16,287	$10,540
Net investment income (note 6)	7,823	4,419
Other revenue	3,040	1,547

Total revenue	$27,150	$16,506

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$4,778	$3,109
Maturity and surrender benefits	8,659	3,200
Annuity payments	2,828	1,268
Policyholder dividends and experience rating refunds	1,391	889
Net transfers to segregated funds	507	865
Change in actuarial liabilities (note 7)	(1,137)	1,147
General expenses	3,233	2,011
Commissions	2,609	1,678
Interest expense	494	253
Premium taxes	208	119
Non-controlling interest in subsidiaries	87	57
Trust preferred securities issued by subsidiaries	54	58

Total policy benefits and expenses	$23,711	$14,654

Income before income taxes	$3,439	$1,852
Income taxes (note 9)	(874)	(316)

Net income	$2,565	$1,536

Net income (loss) attributed to participating policyholders	$1	$(10)

Net income attributed to shareholders	$2,564	$1,546
Preferred share dividends	(14)	(7)

Net income available to common shareholders	$2,550	$1,539

Weighted average number of common shares outstanding (in millions)	698	463
Weighted average number of diluted common shares outstanding (in millions)	704	466
Basic earnings per common share	$3.65	$3.33
Diluted earnings per common share	$3.62	$3.31
The accompanying notes to these consolidated financial statements are an integral part of these statements.
80      Actuary’s and Auditors’ Report to Shareholders

Consolidated Balance Sheets

As at December 31
(Canadian $ in millions)	2004	2003

Assets
Invested assets (note 6)
Bonds	$106,612	$42,216
Mortgages	28,684	10,401
Stocks	7,805	5,866
Real estate	4,669	3,962
Policy loans	6,743	4,348
Cash and short-term investments	8,517	5,877
Bank loans	1,391	934
Other investments	4,721	861

Total invested assets	$169,142	$74,465

Other assets
Accrued investment income	$1,777	$914
Outstanding premiums	549	490
Goodwill	7,332	589
Intangible assets (note 5)	1,806	–
Miscellaneous	3,640	1,058

Total other assets	$15,104	$3,051

Total assets	$184,246	$77,516

Segregated funds net assets	$117,890	$71,464

Liabilities and Equity
Actuarial liabilities (note 7)	$130,608	$51,647
Benefits payable and provision for unreported claims	1,933	2,083
Policyholder amounts on deposit	4,869	2,499
Deferred realized net gains (note 6)	3,667	3,293
Bank deposits	4,373	2,550
Consumer notes (note 10)	2,881	–
Future income tax liability (note 9)	980	170
Other liabilities	6,800	3,206

	$156,111	$65,448
Long-term debt (note 12)	2,948	1,123
Non-controlling interest in subsidiaries (note 13)	1,043	1,037
Trust preferred securities issued by subsidiaries (note 14)	606	650
Preferred shares issued by a subsidiary (note 15)	93	–
Equity
Participating policyholders’ equity	150	82
Shareholders’ equity
Preferred shares	344	344
Common shares	14,646	599
Contributed surplus	102	14
Retained earnings and currency translation account	8,203	8,219

Total equity	$23,445	$9,258

Total liabilities and equity	$184,246	$77,516

Segregated funds net liabilities	$117,890	$71,464

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors
Actuary’s and Auditors’ Reports to Shareholders       81

Consolidated Statements of Equity

For the years ended December 31	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2004	2003

Preferred shares
Balance, January 1	$–	$344	$344	$–
Preferred shares issued (note 16)	–	–	–	350
Issuance costs, net of tax	–	–	–	(6)

Balance, December 31	$–	$344	$344	$344

Common shares
Balance, January 1	$–	$599	$599	$596
Issued on acquisition of a subsidiary (notes 3 and 16)	–	13,510	13,510	–
Issued on exercise of stock options and deferred share units (notes 16 and 17)	–	712	712	3
Purchase and cancellation (note 16)	–	(175)	(175)	–

Balance, December 31	$–	$14,646	$14,646	$599

Contributed surplus
Balance, January 1	$–	$14	$14	$–
Issuance of options on acquisition of a subsidiary (notes 3 and 17)	–	215	215	–
Loss on exchange of preferred shares issued by a subsidiary (note 15)	–	(10)	(10)	–
Exercise of options, net	–	(117)	(117)	14

Balance, December 31	$–	$102	$102	$14

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income	1	2,564	2,565	1,536
Preferred share dividends	–	(14)	(14)	(7)
Common share dividends	–	(690)	(690)	(361)
Purchase and cancellation of common shares (note 16)	–	(334)	(334)	(9)
Transfer of participating policyholders’ retained earnings from acquisition	67	–	67	–

Balance, December 31	$150	$10,418	$10,568	$8,974

Currency translation account
Balance, January 1	$–	$(673)	$(673)	$337
Change during the year	–	(1,542)	(1,542)	(1,010)

Balance, December 31	$–	$(2,215)	$(2,215)	$(673)

Total retained earnings and currency translation account	$150	$8,203	$8,353	$8,301

Total equity	$150	$23,295	$23,445	$9,258

The accompanying notes to these consolidated financial statements are an integral part of these statements.
82      Actuary’s and Auditors’ Report to Shareholders

Consolidated Statements of Cash Flows

For the years ended December 31
(Canadian $ in millions)	2004	2003

Operating activities
Net income	$2,565	$1,536
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	2,723	1,147
Amortization of net realized and unrealized gains on investments	(779)	(575)
Amortization of premium/discount and mark to market adjustments	401	83
Other amortization	104	62
Future income tax expense	633	202
Provisions on investments	115	5
Stock-based compensation expense	27	14
Non-controlling interest in subsidiaries	20	(10)

Net income adjusted for non-cash items	$5,809	$2,464
Changes in operating assets and liabilities:
Decrease in other policy related liabilities	(723)	(218)
Additional changes in other assets and liabilities	667	409

Cash provided by operating activities	$5,753	$2,655

Investing activities
Purchases and mortgage advances	$(48,219)	$(38,420)
Disposals and repayments	45,101	35,699
Cash received as part of acquisition of John Hancock Financial Services, Inc.	2,594	–

Cash used in investing activities	$(524)	$(2,721)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$61	$420
Issue of long-term debt	94	–
Repayment of long-term debt	(58)	(213)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(3,860)	–
Bank deposits, net	1,333	1,113
Consumer notes issued	532	–
Sale of preferred shares of a subsidiary	62	–
Redemption of preferred shares issued by a subsidiary (note 15)	(150)	–
Preferred share dividends	(14)	(7)
Common share dividends	(690)	(361)
Borrowed funds (repaid), net	262	(1)
Purchase and cancellation of common shares	(509)	(9)
Common shares issued on exercise of options	568	3
Preferred shares issued, net	–	344

Cash (used in) provided by financing activities	$(2,369)	$1,289

Cash and short-term investments
Increase during the year	$2,860	$1,223
Currency impact on cash and short-term investments	(233)	(577)
Balance, January 1	5,554	4,908

Balance, December 31	$8,181	$5,554

Cash and short-term investments
Beginning of year
Gross cash and short-term investments	$5,877	$5,143
Net payments in transit, included in other liabilities	(323)	(235)

Net cash and short-term investments, January 1	$5,554	$4,908

End of year
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, December 31	$8,181	$5,554

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Actuary’s and Auditors’ Reports to Shareholders       83

Segregated Funds Consolidated Statements of Net Assets

As at December 31
(Canadian $ in millions)	2004	2003

Investments, at market values
Cash and short-term investments	$1,726	$3,005
Bonds	7,478	5,157
Stocks	106,304	63,213
Other investments	2,193	–
Accrued investment income	106	15
Other assets, net	83	74

Total segregated funds net assets	$117,890	$71,464

Composition of segregated funds net assets:
Held by policyholders	$117,570	$71,173
Held by the Company	320	291

Total segregated funds net assets	$117,890	$71,464

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31
(Canadian $ in millions)	2004	2003

Additions
Deposits from policyholders	$25,104	$17,713
Net realized and unrealized investment gains	8,936	11,143
Interest and dividends	2,583	1,421
Net transfers from general fund	507	865
Funds assumed on acquisition of a subsidiary	31,020	–
Currency revaluation	(8,322)	(10,068)

Total additions	$59,828	$21,074

Deductions
Payments to policyholders	$11,840	$7,562
Management and administrative fees	1,562	879

Total deductions	$13,402	$8,441

Net additions for the year	$46,426	$12,633
Segregated funds net assets, January 1	71,464	58,831

Segregated funds net assets, December 31	$117,890	$71,464

The accompanying notes to these consolidated financial statements are an integral part of these statements.
84      Actuary’s and Auditors’ Report to Shareholders

Notes to Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated)
Note 1 ☐ Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“Manufacturers Life”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group (note 3). Manulife Financial Corporation and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds, and to institutional customers.
MFC is registered under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”). None of the accounting requirements of OSFI is an exception to Canadian GAAP. The preparation of financial statements, in conformity with GAAP, requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes are related to the determination of actuarial liabilities and provisioning for asset impairment. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation MFC consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The results of operations of subsidiaries are included in the consolidated financial statements from their dates of acquisition. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of realized
gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, determined for each asset by discounting the expected future cash flows at the original interest rate inherent in the asset. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts are measured at either the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers, or at observable market prices for the mortgages. The impairment charge is recorded in income in the period the impairment is recognized.

Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.

At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

Notes to the Consolidated Financial Statements       85

Recognition of realized
gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value, through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.

Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments Cash and short-term investments in the Consolidated Statements of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets Goodwill represents the excess of the cost of businesses acquired over fair values of the net assets acquired. Intangible assets are allocated between indefinite and finite life intangible assets. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on at least an annual basis and if determined to be impaired, a charge is recorded in income to the extent the carrying value exceeds the estimated fair value. Finite life assets are amortized over their estimated useful lives.
e) Miscellaneous assets Included in miscellaneous assets are amounts due from reinsurers and capital assets. The latter are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to ten years.
f) Segregated funds The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders, with the Company assuming no risk. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Actuarial liabilities Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. The Company’s Appointed Actuary is responsible for determining the amount of actuarial liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
86      MFC 2004 Annual Report

i) Translation of foreign currencies Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining operations are included in income.
j) Stock-based compensation The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, direct awards of stock and awards that call for settlement in cash or other assets awarded to employees after January 1, 2002.
Effective January 1, 2003, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method for awards granted on or after January 1, 2002. The fair value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus.
For restricted share units, a liability is accrued and compensation expense is recognized over the vesting period. The vested portion of changes in the value of restricted share units are recognized in the Consolidated Statements of Operations.
k) Employee future benefits The Company maintains a number of pension plans for its eligible employees and agents. The assets supporting trusteed pension plans are held in separate trusteed pension funds. Other pension plan benefits are included in other liabilities and are supported by the Company’s general fund assets.
The defined contribution plans were established in 1998 and provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution benefits is the required contribution provided by the Company in exchange for the services of employees rendered during the period.
The defined benefit plans provide pension benefits based on length of service and final average earnings. The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses are amortized to income over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets.
The Company also provides supplementary pension, health, dental and life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement.
l) Derivatives The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.
Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a) Stock-based compensation Effective January 1, 2002, the Company adopted prospectively Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized at fair value as an expense. Other stock options awarded to employees must either be recognized at fair value as an expense, or require the disclosure of the pro forma net income and pro forma earnings per share amounts as if fair value based accounting had been used. This standard did not materially affect these consolidated financial statements and the calculation of MFC’s earnings per share. The Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2003 for awards granted on or after January 1, 2002.
b) Hedging relationships Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each
Notes to the Consolidated Financial Statements       87

hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
c) Disclosure of guarantees The CICA issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not impact these consolidated financial statements.
d) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.
The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by AcG 15 and because the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust will be deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company will be reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
e) Financial instruments In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments will require the Company’s preferred shares to be presented as a liability and the preferred share dividends to be reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004.
Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. The results of JHF’s operations have been included in these consolidated financial statements since the date of merger.
JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line, distribution capabilities and improved operating efficiencies, and expects to have a leading position across all its core business lines.
Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statement of Operations over the remaining vesting period from the date of acquisition.
88      MFC 2004 Annual Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition:

As at April 28, 2004

Assets
Invested assets	$106,647
Intangible assets (note 5)	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,891
Policyholder amounts on deposits	3,959
Restructuring costs accrued (note 4)	184
Other liabilities	10,567

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

Total	$14,070

The goodwill arising from the JHF acquisition may be adjusted in 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.
Note 4 ☐ Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs of $475 are expected to be incurred and consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations. The costs include approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that will be charged to income as incurred.
The following details the amount and status of restructuring costs:

	Expected future cost			Amount utilized in the year			Balance as at December 31, 2004

	Accrued on	Expense		Accrued on	Expense as		Accrued on	Expense
Type of cost	acquisition	as incurred	Total	acquisition	incurred	Total	acquisition	as incurred	Total

Consolidation of operations and systems	$11	$267	$278	$6	$134	$140	$5	$133	$138
Severance	79	17	96	29	3	32	50	14	64
Facilities	94	7	101	10	2	12	84	5	89
Change in foreign exchange rates	–	–	–	–	–	–	(15)	(7)	(22)

Total	$184	$291	$475	$45	$139	$184	$124	$145	$269

Canada	$57	$149	$206	$25	$70	$95	$32	$79	$111
United States	123	132	255	18	67	85	105	65	170
Other	4	10	14	2	2	4	2	8	10
Change in foreign exchange rates	–	–	–	–	–	–	(15)	(7)	(22)

Total	$184	$291	$475	$45	$139	$184	$124	$145	$269

Note 5 ☐ Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights totaling $2,041. Of the total intangible assets, $817 was identified as the value of intangible assets that have finite lives and will be
Notes to the Consolidated Financial Statements       89

amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses.

			Change in	Balance
	JHF		foreign	December 31,
For the year ended December 31, 2004	Acquisition	Amortization	exchange rates	2004

Indefinite Life
Brand	$822	$–	$(97)	$725
Fund management contracts	402	–	(49)	353

	$1,224	$–	$(146)	$1,078

Finite Life
Distribution networks	$627	$(3)	$(67)	$557
Other intangible assets	190	(9)	(10)	171

	$817	$(12)	$(77)	$728

Total	$2,041	$(12)	$(223)	$1,806

Note 6 ☐ Invested Assets and Investment Income
a) Invested assets

					Deferred	Total realized
					realized net	and unrealized
As at December 31			Unrealized	Unrealized	gains	net gains
2004	Carrying value	Fair value	gains	losses	(losses)	(losses)

Bonds (fixed maturity)
Canadian government and agency	$11,178	$12,322	$1,157	$(13)	$475	$1,619
U.S. government and agency	9,314	9,542	250	(22)	307	535
Other government and agency	5,258	5,342	92	(8)	136	220
Corporate	68,917	71,621	2,842	(138)	1,225	3,929
Mortgage/asset-backed securities	11,945	12,044	162	(63)	52	151
Mortgages	28,684	29,474	975	(185)	68	858
Stocks	7,805	8,319	1,292	(778)	1,289	1,803
Real estate	4,669	5,066	499	(102)	109	506
Policy loans	6,743	6,743	–	–	–	–
Cash and short-term investments	8,517	8,517	–	–	(1)	(1)
Bank loans	1,391	1,404	13	–	–	13
Other investments	4,721	4,839	118	–	7	125

Total invested assets	$169,142	$175,233	$7,400	$(1,309)	$3,667	$9,758

2003

Bonds (fixed maturity)
Canadian government and agency	$8,631	$9,573	$959	$(17)	$385	$1,327
U.S. government and agency	6,211	6,308	141	(44)	277	374
Other government and agency	2,473	2,548	83	(8)	110	185
Corporate	24,413	26,173	1,835	(75)	1,089	2,849
Mortgage/asset-backed securities	488	517	33	(4)	22	51
Mortgages	10,401	11,145	755	(11)	41	785
Stocks	5,866	6,126	1,087	(827)	1,281	1,541
Real estate	3,962	4,293	422	(91)	87	418
Policy loans	4,348	4,348	–	–	–	–
Cash and short-term investments	5,877	5,877	–	–	–	–
Bank loans	934	949	15	–	–	15
Other investments	861	878	17	–	1	18

Total invested assets	$74,465	$78,735	$5,347	$(1,077)	$3,293	$7,563

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages and bank loans reflect changes in interest rates, which have occurred since the mortgages and bank loans were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $12 are included in real estate as at December 31, 2004 (2003 – $17). Carrying values of policy loans, cash and short-term investments and the remaining other investments approximate their fair values. Included in other investments are investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and
90      MFC 2004 Annual Report

derivatives. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures, and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.
The following table presents the carrying value and fair value of bonds, based on period to maturity:

	2004		2003
Bonds
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$5,776	$5,810	$4,123	$4,192
Due after one year through five years	25,081	25,516	11,433	11,893
Due after five years through ten years	28,179	29,066	9,782	10,367
Due after ten years	35,631	38,435	16,390	18,150
Mortgage/asset-backed securities	11,945	12,044	488	517

Total	$106,612	$110,871	$42,216	$45,119

The following table presents the carrying value and fair value of mortgages, by type of property:

	2004		2003
Mortgages
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Residential	$6,375	$6,507	$2,383	$2,497
Office	5,963	6,184	2,708	2,939
Retail	6,611	6,891	2,735	2,926
Industrial	3,887	4,069	2,308	2,497
Other	5,848	5,823	267	286

Total	$28,684	$29,474	$10,401	$11,145

The carrying value of government-insured mortgages was 9% of the total carrying value of the mortgage portfolio as at December 31, 2004 (2003 – 4%) and the value of privately-insured mortgages was 1.1% of the total mortgage portfolio as at December 31, 2004 (2003 – 1.1%).
b) Net investment income

			Amortization of
	Gross	Provision for	net realized and
For the years ended December 31	investment	impairment, net	unrealized gains
2004	income	(note 6 (e))	(losses)	Total	Yield (%)

Bonds	$4,764	$(35)	$354	$5,083	5.91
Mortgages	1,331	(49)	15	1,297	5.70
Stocks	252	–	355	607	11.83
Real estate	295	11	60	366	8.96
Policy loans	459	–	–	459	7.25
Cash and short-term investments	150	–	–	150	n/a
Bank loans	64	–	–	64	5.41
Other investments	124	(42)	(5)	77	n/a
Investment expenses	(280)	–	–	(280)	n/a

Total	$7,159	$(115)	$779	$7,823	5.68

2003

Bonds	$2,317	$13	$280	$2,610	6.38
Mortgages	676	(17)	14	673	7.18
Stocks	156	–	197	353	7.03
Real estate	277	–	54	331	9.53
Policy loans	368	–	–	368	8.02
Cash and short-term investments	109	–	–	109	n/a
Bank loans	43	–	–	43	6.06
Other investments	44	(1)	30	73	n/a
Investment expenses	(141)	–	–	(141)	n/a

Total	$3,849	$(5)	$575	$4,419	6.34

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
Notes to the Consolidated Financial Statements       91

c) Securities lending The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2004, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $5,958 and $6,099 respectively (2003 – $3,022 and $3,062, respectively).
d) Mortgage securitization The Company originates commercial mortgages and sells them to Commercial Mortgage Backed Securities Trusts, and, in certain cases, retains servicing rights to the mortgages sold. During 2004, the Company sold $48 (2003 – nil) of commercial mortgage loans in securitization transactions for which it received net proceeds of $47 (2003 – nil). There is no recourse to the Company on this transaction.
e) Credit risk Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).
The Company has provided for credit risks by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities (note 7(c)).
The carrying value of impaired assets was as follows:

As at December 31
2004	Gross amount	Allowance	Carrying value

Bonds	$303	$94	$209
Mortgages	282	77	205
Other	105	43	62

Total	$690	$214	$476

2003

Bonds	$273	$193	$80
Mortgages	96	37	59

Total	$369	$230	$139

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2004	2003

Balance, January 1	$230	$290
Net provisions during the year	115	5
Write-offs, disposals and currency translation	(131)	(65)

Balance, December 31	$214	$230

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2004, 94% of bonds (2003 – 96%) were rated at investment grade “BBB” or higher, and 63% (2003 – 79%) were rated “A” or higher. Government bonds represented 24% (2003 – 41%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $431 (2003 – $399). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $7,166 (2003 – $4,930) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $3,401 (2003 – $3,050). As at December 31, 2004, 96% (2003 – 96%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2003 – 6%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2004, 74% (2003 – 58%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2004 was $137 (2003 – $88).
Note 7 ☐ Actuarial Liabilities
a) Composition Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using
92      MFC 2004 Annual Report

best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
For minimum guarantees on segregated funds, the Company determines actuarial liabilities using stochastic models as defined by the Canadian Institute of Actuaries. The models are based on the nature of the segregated fund guarantees. Investment performance, mortality and termination assumptions are the key variables that are modeled.
The composition of actuarial liabilities by line of business and geographic territory was as follows:

	Individual life insurance
As at December 31			Annuities and
2004	Participating	Non-participating	pensions	Other(1)	Total

United States	$22,225	$9,390	$48,547	$8,793	$88,955
Canada	4,211	7,591	13,378	4,202	29,382
International	9,575	1,408	1,109	179	12,271

Total	$36,011	$18,389	$63,034	$13,174	$130,608

2003

United States	$9,544	$3,621	$5,417	$1,254	$19,836
Canada	3,127	3,149	11,174	2,090	19,540
International	9,018	1,893	1,225	135	12,271

Total	$21,689	$8,663	$17,816	$3,479	$51,647

(1)	Other includes group insurance, and individual and group health.
For participating policies in force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2004, $24,588 (2003 – $14,079) of both assets and actuarial liabilities related to the participating policyholders’ account were included in the closed blocks.
b) Assets backing actuarial liabilities, other liabilities and capital The Company has established target invested asset portfolio mixes, which take into account the risk attributes of the liabilities supported by the assets, expectations of market performance, and a generally conservative investment philosophy. Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds and commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is primarily invested in North American and international securities and North American real estate.
Changes in the fair value of assets backing actuarial liabilities would have a limited impact on the Company’s equity, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing actuarial liabilities as at December 31, 2004 was estimated at $135,122 (2003 – $54,412).
The fair value of assets backing capital and other liabilities as at December 31, 2004 was estimated at $55,215 (2003 – $27,374).
The deferred realized net gains taken into account in the computation of actuarial liabilities as at December 31, 2004 were $2,139 (2003 – $1,776).
Notes to the Consolidated Financial Statements       93

The carrying value of total assets backing actuarial liabilities, other liabilities and capital was as follows:

	Individual life insurance			Other
As at December 31			Annuities	actuarial	Other
2004	Participating	Non-participating	and pensions	liabilities(1)	liabilities(2)	Capital(3)	Total

Assets
Bonds	$20,541	$11,178	$44,935	$7,434	$15,280	$7,244	$106,612
Mortgages	4,485	2,521	12,877	1,913	4,770	2,118	28,684
Stocks	2,360	1,336	256	257	954	2,642	7,805
Real estate	1,851	995	146	564	662	451	4,669
Other	6,774	2,359	4,820	3,006	3,837	15,680	36,476

Total	$36,011	$18,389	$63,034	$13,174	$25,503	$28,135	$184,246

2003

Assets
Bonds	$11,155	$4,844	$10,480	$1,788	$8,177	$5,772	$42,216
Mortgages	1,639	1,081	3,960	610	2,740	371	10,401
Stocks	1,984	447	258	72	779	2,326	5,866
Real estate	1,836	773	77	398	745	133	3,962
Other	5,075	1,518	3,041	611	1,360	3,466	15,071

Total	$21,689	$8,663	$17,816	$3,479	$13,801	$12,068	$77,516

(1)	Other actuarial liabilities include group insurance, and individual and group health.
(2)	Other liabilities include other policy related liabilities and non-insurance liabilities.
(3)	Capital represents total equity, long-term debt, non-controlling interest in subsidiaries, trust preferred securities issued by subsidiaries and preferred shares issued by a subsidiary.
c) Significant reserve assumptions The preparation of consolidated financial statements involves the use of estimates and assumptions; however, actual results may differ from those estimates. The most significant estimation processes for insurance companies relate to the determination of actuarial liabilities and provisioning for asset impairment.
Actuarial liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.
Best estimate reserve assumptions In the computation of actuarial liabilities, best estimate reserve assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

	Nature of factor and assumption methodology	Risk management

Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. Assumptions are differentiated by sex, underwriting class and policy type.

Morbidity relates to the occurrence of accidents and sickness. Morbidity assumptions are based on Company and industry experience.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and 2004 experience was favourable when compared with the Company’s assumptions. Morbidity is also monitored monthly and 2004 experience was favourable when compared with the Company’s assumptions.

Investment returns	The Company matches assets and liabilities by business segment, using investment objectives that are appropriate for each line of business. The projected cash flows from these assets are combined with future reinvestment rates derived from the current economic outlook and the Company’s investment policy in order to determine expected rates of return on these assets for all future years.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (CALM), the reinvestment rate is quantified by using interest rate scenario testing.

94      MFC 2004 Annual Report

Nature of factor and assumption methodology	Risk management

Investment returns (continued)	Investment return assumptions include expected future asset defaults. Asset defaults are projected based on both past Company and industry experience and specific reviews of the current investment portfolio.	The exposure to asset default is managed by policies and procedures, which limit concentrations by issuer, connections, ratings, sectors and geographic regions. On certain policies, such as for participating insurance and universal life, asset default experience is passed back to policyholders through the investment return crediting formula. The Company holds explicit provisions in actuarial liabilities for asset credit risk, which including provisions for adverse deviation, totaled $3,531 as at December 31, 2004 (2003 – $1,574).

In 2004, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks are also used to support long-dated obligations in the Company’s U.S. annuity and pension businesses, and for insurance liabilities in Japan.

Policy terminations	Lapse relates to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are based on the Company’s experience adjusted for expected future conditions. Assumptions reflect differences in geographic markets and lapse patterns for different types of contracts.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors experience monthly.

In aggregate, 2004 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing in force policies and associated overhead expenses. These expenses are derived from the Company’s internal cost studies projected into the future with an allowance for inflation.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. The impact of income taxes, projected on the basis of the valuation assumptions (expected plus margin for adverse deviation), is also included.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2004 were favourable when compared with the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

The Company’s practice of matching the currency of the assets supporting liabilities with the currency of the liabilities that these assets support results in minimal financial exposure related to foreign currency fluctuations on assets backing liabilities.
Provision for adverse deviation assumptions The basic assumptions made in establishing actuarial liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate reserve assumptions, to allow for possible deterioration in experience and to provide greater comfort that the reserves are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase actuarial liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
Reinsurance The impact of ceded reinsurance is reflected in the actuarial liabilities. The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance.
As a result of ceded reinsurance, actuarial liabilities have been reduced by $5,387 as at December 31, 2004 (2003 – $3,255).
Notes to the Consolidated Financial Statements       95

d) Change in actuarial liabilities Change in actuarial liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the years ended December 31	2004	2003

Balance, January 1	$51,647	$56,397
Normal change
New policies	2,046	1,597
In force	(3,133)	(509)
Changes in methods and assumptions	(50)	59
Changes due to acquisition and assumption transactions	91,965	88
Currency impact	(11,867)	(5,985)

Balance, December 31	$130,608	$51,647

e) Changes in actuarial methods and assumptions The Company examines the assumptions used in determining actuarial liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include actuarial liabilities and liabilities for policy benefits in the course of settlement.
In 2004, changes in methods and assumptions used in the determination of actuarial and other policy liabilities resulted in a net reduction of $50 (2003 – increase of $59) in actuarial liabilities and a net increase of $12 (2003 – $19) in benefits payable and provision for unreported claims. A portion of the change was in a non-wholly owned subsidiary, reducing the impact on pre-tax income to an increase of $36 (2003 – reduction of $58). The statement of operations impact of the changes in methods and assumptions is reported in the “Corporate and Other” segment.
The changes in methods and assumptions include a net reduction of $246 in cyclical credit loss reserves and a net increase of $137 in actuarial liabilities for cedent treaty recapture in life retrocession reinsurance assumed and a net increase of $103 in actuarial liabilities for segregated fund guarantees. The net impact of other changes in methods and assumptions from regular review of experience and actuarial models is a $32 reduction of actuarial liabilities. The release of cyclical credit loss reserves follows recommendations by the Company’s external actuarial reviewer that led to a review of the methods and assumptions for this reserve.
Note 8 ☐ Risk Management
In addition to risks related to reserve assumptions, the Company is also exposed to the following risks, which are considered in establishing actuarial liabilities:
a) Interest rate risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1% in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31	2004	2003

1% increase in interest rates	$60	$17
1% decrease in interest rates	(67)	(20)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.
96      MFC 2004 Annual Report

The effect of reinsurance on premium income was as follows:

For the years ended December 31	2004	2003

Direct premium income	$16,284	$10,398
Reinsurance assumed	1,318	788
Reinsurance ceded	(1,315)	(646)

Total premium income	$16,287	$10,540

Note 9 ☐ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statement of Operations varies from the income taxes computed at the Canadian statutory tax rate of 34% for the year ended December 31, 2004 (2003 – 36%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31	2004	2003

Income tax at Canadian statutory tax rate	$1,169	$667
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(85)	(76)
Differences in tax rates on income not subject to tax in Canada	(228)	(260)
Recognition of tax benefit from prior years	(5)	(14)
Other	23	(1)

Income tax expense	$874	$316

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31	2004	2003

Canadian income tax expense:
Current	$106	$64
Future	139	76

	$245	$140

Foreign income tax expense
Current	$135	$50
Future	494	126

	$629	$176

Income tax expense	$874	$316

The amount of income taxes paid in cash during the year ended December 31, 2004 was $386 (2003 – $91).
Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31	2004	2003

Consolidated Statements of Operations
Income taxes	$874	$316
Consolidated Statements of Equity
Currency translation account	28	102

Income taxes	$902	$418

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be chargeable as at December 31, 2004 are estimated to be $244 (2003 – $229).
Notes to the Consolidated Financial Statements       97

The following table presents future income taxes in total, and the principal components:

For the years ended December 31	2004	2003

Future income tax asset:
Actuarial liabilities	$1,556	$–
Gains on sale of invested assets	243	409
Other	1,818	744

	$3,617	$1,153
Valuation allowance	(156)	(160)

Future income tax asset	$3,461	$993

Future income tax liability:
Actuarial liabilities	$–	$(655)
Real estate	(349)	(327)
Securities and other investments	(3,460)	(101)
Intangibles	(632)	–
Other	–	(80)

Future income tax liability	$(4,441)	$(1,163)

Net future income tax liability	$(980)	$(170)

As at December 31, 2004, the Company has approximately $1,393 (2003 – $2,152) of tax loss carry forwards available, which expire between the years 2006 and 2018. A benefit has been recognized in the amount of $333 (2003 – $598) in future income taxes. A benefit in the amount of $156 (2003 – $160) has not been recognized.
Note 10 ☐ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2004, interest rates ranged from 1.75% to 6.25% with maturities until 2032. The fair value of consumer notes as at December 31, 2004 was $2,865.
Note 11 ☐ Commercial Paper
Included in other liabilities is commercial paper issued by JHF that was primarily used to meet working capital needs. The carrying value of commercial paper outstanding as at December 31, 2004 was $349 (2003 – nil). Outstanding commercial paper as at December 31, 2004 had a weighted average interest rate of 1.18% and a weighted average life of approximately 33 days. The carrying value of the commercial paper approximates its fair value. Commercial paper borrowing arrangements are supported by a syndicated line of credit.
Note 12 ☐ Long-Term Debt

As at December 31	2004	2003

Senior debt
5.625% Notes payable U.S. dollar	$635	$–
Other notes payable	639	–
Subordinated notes
7.875% U.S. dollar	252	323
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	622	–

Total long-term debt	$2,948	$1,123

Fair value	$3,050	$1,199

The fair value of long-term debt is determined by reference to current market prices, where available. The cash amount of interest paid during the year ended December 31, 2004 was $168 (2003 – $93).
a) 5.625% U.S. dollar notes payable On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement.
b) Other notes payable The notes payable bear interest rates ranging from 6.4% to 12.1% and mature in varying amounts to 2012. The notes were issued by various subsidiaries of JHF.
98      MFC 2004 Annual Report

c) 7.875% U.S. dollar subordinated notes During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During 2004, U.S. $41 of these subordinated notes were purchased at a cost of U.S. $44 ($58) and extinguished.
d) Canadian dollar subordinated debt On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds to Manufacturers Life, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.
e) U.S. dollar surplus notes On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
The carrying value of the senior debt and surplus notes reflects a net increase of U.S. $125 relating to the unamortized fair value adjustment of these instruments, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
Aggregate maturities of long-term debt are as follows:

As at December 31	2004	2003

Less than one year	$417	$–
One to two years	19	323
Two to three years	14	–
Three to four years	638	–
Four to five years	1	–
Greater than five years	1,859	800

Total	$2,948	$1,123

Note 13 ☐ Non-Controlling Interest in Subsidiaries

As at December 31	2004	2003

Non-controlling interest in common equity of subsidiaries	$43	$37
Manulife Financial Capital Securities – Series A	60	60
Manulife Financial Capital Securities – Series B	940	940

Total	$1,043	$1,037

On December 10, 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued 60,000 Manulife Financial Capital Securities (“MaCS”) – Series A and 940,000 Manulife Financial Capital Securities – Series B. These securities are exchangeable into newly issued Manufacturers Life Class A Shares Series 2, in the case of MaCS – Series A, or newly issued Manufacturers Life Class A Shares Series 4, in the case of MaCS – Series B, under certain circumstances.
Each MaCS – Series A entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $35.00. Each MaCS – Series B entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $33.50.
The MaCS, with regulatory approval, may be redeemed in whole, upon the occurrence of certain tax or regulatory capital changes, or on or after December 31, 2006, at the option of the Trust.
Under certain circumstances, each MaCS will be automatically exchanged, without the consent of the holders, for Manufacturers Life Class A Shares Series 3, in the case of MaCS – Series A, and Manufacturers Life Class A Shares Series 5, in the case of MaCS – Series B.
The MaCS – Series A and MaCS – Series B constitute Tier 1 regulatory capital.
Note 14 ☐ Trust Preferred Securities Issued by Subsidiaries

As at December 31	2004	2003

Trust preferred securities	$606	$650

Capital Trust Pass-through Securities Units of U.S. $500 ($672) were issued by subsidiaries of MFC in January 1997, maturing February 1, 2027.
Each unit consists of one 8.25% trust preferred security, issued by the trust subsidiary, and one 0.125% preferred purchase contract, issued by The Manufacturers Investment Corporation (“MIC”). The trust subsidiary’s only asset is an investment in notes issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A of MIC,
Notes to the Consolidated Financial Statements       99

at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the perpetual preferred shares.
The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States).
From the Company’s perspective, the issue is equivalent to a combination of 8.25% subordinated debt maturing February 1, 2027, and an option exercisable by the Company, requiring contract holders to purchase an equivalent amount of perpetual preferred shares in MIC. The securities form part of the Company’s regulatory capital.
Note 15 ☐ Preferred Shares Issued by a Subsidiary
The Maritime Life Assurance Company (“MLAC”), a subsidiary of JHF, had preferred shares outstanding as at the date of MFC’s acquisition of JHF.
The MLAC First Preferred Shares, Series A were non-voting, bore cumulative dividends and were redeemable at the election of MLAC at a par value of $25.00 per share. On October 15, 2004, the Company redeemed all of the outstanding First Preferred Shares, Series A at a total par value of $35 plus prorated dividends to but not including the redemption date.
MLAC’s Second Preferred Shares, Series 1 (“Series 1 Shares”) were non-voting, bore non-cumulative dividends and were redeemable at the election of MLAC on December 31, 2004 and every five years plus one day thereafter at a price of $25.00 per share or at $25.50 per share at any other time after December 31, 2004. All the outstanding Series 1 Shares were redeemed on December 31, 2004, at a total par value of $100.
MLAC’s Second Preferred Shares, Series 3 (“Series 3 Shares”) were non-voting, bore non-cumulative dividends and were redeemable at the election of MLAC at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011. On October 20, 2004, Manufacturers Life completed an offer made to holders of MLAC’s Series 3 Shares on September 27, 2004 to exchange each Series 3 Share for one Manufacturers Life Class A, Series 6 Preferred Share (“Series 6 Share”). Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. Manufacturers Life voted all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which was approved by MLAC’s policyholders and preferred shareholders at a special meeting held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation received a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation. Excluding dividends, $15 was paid to outside shareholders.
Note 16 ☐ Share Capital
The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Common shares On October 30, 2003, MFC received acceptance from the Toronto Stock Exchange (the “Exchange”) of the Company’s intention to make a normal course issuer bid to purchase up to 46 million of its common shares, representing approximately 9.9% of common shares then outstanding. Purchases made under the bid were executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. On April 1, 2004, the Exchange accepted an amendment to the terms of this normal course issuer bid. Under this amendment, MFC could have repurchased up to 79 million of its common shares, representing approximately 9.9% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to MFC by the Exchange, MFC could have repurchased the full amount of common shares under the bid without regard to the usual limit of 2% of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and expired on November 3, 2004. During the year ended December 31, 2004, MFC purchased and subsequently cancelled four million (2003 – 220 thousand) of its common shares pursuant to this normal course issuer bid at a total cost of $203 (2003 – $9).
A previous normal course issuer bid program terminated on October 16, 2003.
100      MFC 2004 Annual Report

Pursuant to the merger with JHF, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share.
On November 4, 2004, the Exchange accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. Under this bid, MFC may repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares outstanding, provided that the aggregate purchase price of the shares acquired under this bid does not exceed $3,000. The Company is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the year ended December 31, 2004, MFC purchased and subsequently cancelled six million of its common shares pursuant to this normal course issuer bid at a total cost of $306.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bids will be cancelled.
In total, during the year ended December 31, 2004, MFC purchased and subsequently cancelled 10 million (2003 – 220 thousand) of its common shares pursuant to all normal course issuer bids at a total cost of $509 (2003 – $9).
In accordance with the provisions of the Plan of Demutualization of Manufacturers Life and the share capital by-laws of MFC, unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (Lost Policyholders) were cancelled effective August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately two million common shares of MFC with a nominal share capital. The cancellation of the common shares was reflected in these consolidated financial statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at any time and are entitled to have reissued to them the number of MFC common shares they were entitled to receive on demutualization, together with all dividends paid on the common shares from the date of demutualization, without interest.

	2004		2003

	Number of		Number of
	shares		shares
For the years ended December 31	(in millions)	Amount	(in millions)	Amount

Common Shares
Balance, January 1	463	$599	463	$596
Issued on acquisition of subsidiary (note 3)	342	13,510	–	–
Issued on exercise of stock options and deferred share units (note 17)	14	712	–	3
Normal course issuer bids – purchased for cancellation	(10)	(175)	–	–
Cancelled	(2)	–	–	–

Balance, December 31	807	$14,646	463	$599

Note 17 ☐ Stock-Based Awards
Under the Company’s Executive Stock Option Plan (“ESOP”), stock options are periodically granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 common shares have been reserved for issuance under the ESOP.
In 2000, the Company also granted deferred share units (“DSUs”) to certain employees under the ESOP. The DSUs vested over a four-year period and each unit entitles the holder to receive one common share on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. No DSUs were granted during 2004 and 2003. The number of DSUs outstanding was two million as at December 31, 2004 (2003 – two million).
Effective January 1, 2001, the Company established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the Company’s GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, the Company will match 50% of the employee’s eligible contributions. The Company’s contributions vest immediately. All contributions will be used by the plan’s trustee to purchase common shares in the open market.
Under the Company’s Stock Plan for Non-Employee Directors, each eligible director may elect to receive DSUs or common shares in lieu of cash equal to his or her annual director’s retainer and fees. Upon termination of Board service, the eligible director may elect to receive cash or common shares equal to the value of the DSUs accumulated in his or her account. A total of 500,000 common shares have been reserved for issuance under the Stock Plan for Non-Employee Directors.
The Company has previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2004 resulting from a decision made by the Board of Directors in 2003 to permanently discontinue stock option grants to directors. A total of 500,000 common shares have been reserved for issuance under the DEIP.
Notes to the Consolidated Financial Statements       101

In 2003, the Company established a new Restricted Share Unit (“RSU”) plan. For the year ended December 31, 2004, 1.3 million (2003 – 969 thousand) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest over three years from the grant date, and the related compensation expense is recognized over this period. Compensation expense related to RSUs was $42 for the year ended December 31, 2004 (2003 – $13).
All JHF unvested stock options granted prior to the announcement of the merger with MFC on September 28, 2003, vested immediately prior to the date of acquisition and were exchanged for approximately 19 million MFC stock options. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options.

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31	(in millions)	price	(in millions)	price
Outstanding, January 1	12	$37.87	11	$38.20
Issued on acquisition (note 3)	23	$37.00	–	$–
Granted	2	$48.53	1	$36.38
Exercised	(14)	$39.47	–	$–
Forfeited	(2)	$42.77	–	$–
Outstanding as at December 31	21	$38.96	12	$37.87
Exercisable as at December 31	13	$36.71	6	$35.54

Options Outstanding

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number	average	average	Number	Weighted
As at December 31, 2004	of options	exercise	contractual	of options	average
Exercise Price	(in millions)	price	remaining life	(in millions)	exercise price

$14.17 – $29.64	1	$25.99	2.4 years	1	$25.99
$30.80 – $39.03	7	$33.68	4.9 years	6	$33.24
$40.51 – $55.40	13	$43.05	5.5 years	6	$42.14

Total	21	$38.96	5.1 years	13	$36.71

The weighted average fair value of each option granted in the year has been estimated at $11.33 (2003 – $10.75) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.7% (2003 – 4.8%), dividend yield of 1.8% (2003 – 1.8%), expected volatility of 22.5% (2003 – 25%) and expected life of six (2003 – seven) years.
Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense, with an offsetting increase to contributed surplus, of $27 during the year ended December 31, 2004 (2003 – $14).
In aggregate, the Company recorded stock-based compensation expense of $69 for the year ended December 31, 2004 (2003 – $27).

Diluted earnings per share
For the years ended December 31	2004	2003

Net income available to common shareholders	$2,550	$1,539

Weighted average number of common shares (in millions)	698	463
Stock-based awards(1) (in millions)	6	3

Weighted average number of diluted common shares (in millions)	704	466

(1)	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of two million anti-dilutive stock-based awards.
Note 18 ☐ Employee Future Benefits
The Company maintains a number of pension and benefit plans for its eligible employees and agents. The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
MFC acquired JHF in April 2004, including its pension and other retirement plans. There were no significant gains or losses as a result of plan amendments made to these plans from the acquisition.
102      MFC 2004 Annual Report

Total cash payments for employee future benefits for the year ended December 31, 2004 were $154 (2003 – $37) and includes cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefits plans, and cash contributed to its defined contribution plans.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2003. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2004.
Information about the Company’s benefit plans, in aggregate, was as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Changes in accrued benefit obligation:
Balance, January 1	$957	$892	$157	$141
JHF accrued benefit obligation at date of acquisition	3,196	–	881	–
Service cost	51	28	8	6
Interest cost	169	52	42	8
Plan participants’ contributions	1	1	–	–
Amendments	4	6	(2)	–
Actuarial loss	109	72	40	12
Benefits paid	(224)	(54)	(49)	(3)
Currency impact	(384)	(40)	(111)	(7)

Balance, December 31	$3,879	$957	$966	$157

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Changes in plan assets:
Fair value of plan assets, January 1	$641	$627	$–	$–
JHF plan assets at date of acquisition	2,983	–	327	–
Actual return on plan assets	379	76	27	–
Employer contributions	83	17	49	3
Plan participants’ contributions	1	1	–	–
Benefits paid	(224)	(54)	(49)	(3)
Currency impact	(364)	(26)	(42)	–

Fair value of plan assets(1), December 31	$3,499	$641	$312	$–

(1) Pension benefit plans include investments in MFC common shares of $3 (2003 – $1).

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Funded status, end of year	$(380)	$(316)	$(654)	$(157)
Unrecognized net actuarial loss (gain)	97	189	5	(39)
Unrecognized initial transition gain	–	(1)	–	–
Unrecognized prior service cost	23	23	(13)	–

Accrued benefit liability	$(260)	$(105)	$(662)	$(196)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit – cost	$104	$103	$–	$–
Accrued benefit liability	(364)	(208)	(662)	(196)

Accrued benefit liability	$(260)	$(105)	$(662)	$(196)

As at December 31, 2004, pension plans subject to regulatory required contributions consisted of assets of $3,486 (2003 – $641) and pension benefit obligations of $3,136 (2003 – $709).
Of the $380 unfunded pension benefit amount as at December 31, 2004 (2003 – $316), $683 (2003 – $207) relates to the Company’s executive supplementary pension plans of which $578 (2003 – $148) has been charged to earnings to date. Charges for other unfunded plans amounted to $47 as at December 31, 2004 (2003 – $41) of which $45 (2003 – $38) has been charged to earnings or otherwise accrued for in the Company’s accounts. The assets supporting unfunded pension liabilities are not separately segregated and form part of the general fund assets of the Company.
Notes to the Consolidated Financial Statements       103

The weighted average asset allocation of the Company’s principal pension plans by asset category was as follows:

	Actual allocation

As at December 31	2004	2003

Equity securities	62%	66%
Debt securities	31%	29%
Real estate	2%	5%
Other	5%	–

Total	100%	100%

Components of the net benefit expense were as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Defined benefit service cost	$51	$28	$8	$6
Defined contribution service cost	22	17	–	–
Interest cost	169	52	42	8
Actual (positive) negative return on plan assets	(379)	(76)	(27)	–
Actuarial (gains) losses	47	69	(2)	12
Plan amendments	4	6	(2)	–

Pension costs incurred before adjustments	$(86)	$96	$19	$26
Difference between costs arising in the period and cost recognized in respect of:
Return on plan assets(1)	177	31	9	–
Actuarial (gains) losses(2)	(35)	(58)	1	(15
Plan amendments(3)	(1)	(6)	(1)	–

Net benefit expense	$55	$63	$28	$11

(1)	Expected return on plan assets of $220 for the year ended December 31, 2004 (2003 – $45) less deferral of actual return on plan assets of $406 (2003 – $76).

(2)	Actuarial (gains) losses amortized in 2004 of $11 (2003 – $8) less actual actuarial (gains) losses incurred of $45 (2003 – $81).

(3)	Amortization of plan amendments/prior service cost in 2004 of nil (2003 – nil) less actual cost of plan amendments of $2 (2003 – $6).
The weighted average assumptions used by the Company to determine the benefit obligation and net benefit expense were as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

To determine benefit obligation at end of year
Discount rate	5.8%	6.0%	5.8%	6.0%
Rate of compensation increase	3.9%	3.6%	3.2%	3.5%

To determine net benefit expense for the year
Discount rate	6.2%	6.1%	6.0%	6.2%
Expected return on plan assets(1)	8.2%	7.2%	8.75%	n/a
Rate of compensation increase	3.1%	3.6%	3.4%	3.5%

(1)	The expected return on pension plan assets for U.S.-based plans ranged from 8.25% to 8.5%. Plans based in Canada had an expected return on plan assets of 7%.
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 100 basis-point change in assumed health care cost trend rates would have been as follows:

	100 basis-point	100 basis-point
As at and for the year ended December 31, 2004	increase	decrease

Effect on post-employment benefit obligation	62	(51)
Effect on total service and interest costs	5	(4)

Note 19 ☐ Commitments and Contingencies
a) Legal proceedings The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, security laws, and laws governing the activities of
104      MFC 2004 Annual Report

broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
b) Investment commitments In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,346 of outstanding investment commitments as at December 31, 2004, of which $520 mature in 30 days, $1,205 mature in 31 to 365 days and $621 mature in 2006 or later. There were $507 of outstanding investment commitments as at December 31, 2003, of which $198 matured in 30 days, $240 matured in 31 to 365 days and $69 matured in 2005 or later.
c) Letters of credit In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2004, letters of credit in the amount of $3,773 (2003 – $2,211) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2004 and 2003.
d) Pledged assets In the normal course of business, certain of MFC’s subsidiaries pledge their assets as security for liabilities incurred. The amounts pledged were as follows:

	2004		2003
As at December 31	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$122	$11	$–	$7
Regulatory requirements	126	–	43	–
Securities borrowed	390	–	–	–
Real estate	–	81	–	74
Total	$638	$92	$43	$81

e) Lease obligations The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases are presented below:

		Operating
	Capital leases	leases	Total

2005	$17	$134	$151
2006	17	147	164
2007	17	147	164
2008	17	147	164
2009	17	32	49
Thereafter	157	260	417

Total minimum lease payments	$242	$867	$1,109

f) Capital requirements Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian insurance companies to maintain, at all times, minimum levels of capital (which principally includes common shareholders’ equity (including retained earnings), non-cumulative perpetual preferred shares, subordinated debt, other financial instruments that qualify as regulatory capital and the participating account) calculated in accordance with Minimum Continuing Capital and Surplus Requirements. In addition to the requirements under Canadian law, MFC must also maintain minimum levels of capital for its foreign subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act requires that notification be given to the MCI no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Massachusetts insurance company. Further, this act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31.
Notes to the Consolidated Financial Statements       105

g) Participating business In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of Manufacturers Life’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 20 ☐ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, actuarial liabilities, commercial paper, long-term debt and derivative financial instruments are disclosed in notes 6, 7, 11, 12 and 21, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $4,371 as at December 31, 2004 (2003 – $2,554) compared to a carrying value of $4,373 as at December 31, 2004 (2003 – $2,550). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 21 ☐ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage exposures to changes in interest rate levels, foreign exchange rates and equity market prices, to replicate permissible investments, to manage the duration of assets and liabilities and to hedge anticipated transactions.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss, accrued interest receivable or payable, and premiums paid or received. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
106      MFC 2004 Annual Report

The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31	Under 1	1 to 5	Over 5					Credit risk	weighted
2004	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$4,245	$13,828	$29,495	$47,568	$1,221	$(1,447)	$(226)	$797	$247
Future contracts	416	–	–	416	–	–	–	–	–
Options purchased	73	978	5,874	6,925	117	–	117	149	49
Options written	36	14	–	50	–	(5)	(5)	–	–

Sub-total	$4,770	$14,820	$35,369	$54,959	$1,338	$(1,452)	$(114)	$946	$296
Foreign exchange:
Swap contracts	591	10,111	3,234	13,936	1,458	(1,626)	(168)	1,289	403
Forward contracts	1,670	83	16	1,769	37	(15)	22	45	14
Other	481	512	–	993	15	(6)	9	143	44

Total	$7,512	$25,526	$38,619	$71,657	$2,848	$(3,099)	$(251)	$2,423	$757

2003

Interest rate contracts:
Swap contracts	$492	$1,448	$451	$2,391	$59	$(74)	$(15)	$42	$11
Future contracts	3	–	–	3	–	–	–	–	–
Options written	–	15	–	15	–	(1)	(1)	–	–

Sub-total	$495	$1,463	$451	$2,409	$59	$(75)	$(16)	$42	$11
Foreign exchange:
Swap contracts	948	2,257	664	3,869	259	(130)	129	307	88
Forward contracts	1,537	65	–	1,602	48	(3)	45	26	6
Other	496	8	–	504	21	(3)	18	32	10

Total	$3,476	$3,793	$1,115	$8,384	$387	$(211)	$176	$407	$115

Note 22 ☐ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed & Structured Financial Products (“G&SFP”) Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.
Due to the complexity of the Company, certain estimates and allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of the changes in methods and assumptions (note 7(e)) is reported in the “Corporate and Other” segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.
Notes to the Consolidated Financial Statements       107

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

		U.S.
By segment	U.S.	Wealth
For the year ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
December 31, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Totals

Revenue
Premium income
Life and health insurance	$4,710	$–	$4,385	$1,752	$1,105	$982	$–	$–	$12,934
Annuities and pensions	–	1,344	874	79	–	–	1,056	–	3,353

Total premium income	$4,710	$1,344	$5,259	$1,831	$1,105	$982	$1,056	$–	$16,287
Net investment income	2,321	930	2,271	401	185	187	1,276	252	7,823
Other revenue	442	1,479	480	179	45	36	17	362	3,040

Total revenue	$7,473	$3,753	$8,010	$2,411	$1,335	$1,205	$2,349	$614	$27,150

Interest expense	$20	$5	$118	$43	$1	$4	$100	$203	$494

Income before income taxes	$700	$554	$811	$353	$208	$315	$306	$192	$3,439
Income taxes	(233)	(157)	(194)	(31)	(43)	(83)	(94)	(39)	(874)

Net income	$467	$397	$617	$322	$165	$232	$212	$153	$2,565

Segregated fund deposits	$1,106	$17,145	$3,116	$1,197	$2,394	$–	$31	$115	$25,104

Goodwill
Balance, January 1	$–	$67	$72	$27	$423	$–	$–	$–	$589
JHF acquisition	3,139	2,130	1,816	138	–	89	–	129	7,441
Change in foreign exchange rates	(383)	(263)	–	(13)	(12)	(11)	–	(16)	(698)

Balance, December 31	$2,756	$1,934	$1,888	$152	$411	$78	$–	$113	$7,332

As at December 31, 2004
Actuarial liabilities	$39,488	$18,667	$28,685	$5,430	$6,574	$1,355	$30,605	$(196)	$130,608

Total assets	$50,593	$23,978	$41,560	$8,271	$8,913	$3,382	$36,229	$11,320	$184,246

Segregated funds net assets	$10,953	$72,186	$19,422	$4,498	$3,412	$–	$4,965	$2,454	$117,890

By geographic location
For the year ended December 31, 2004	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$5,093	$4,442	$2,857	$542	$12,934
Annuities and pensions	2,400	874	79	–	3,353

Total premium income	$7,493	$5,316	$2,936	$542	$16,287
Net investment income	4,478	2,726	586	33	7,823
Other revenue	2,249	520	235	36	3,040

Total revenue	$14,220	$8,562	$3,757	$611	$27,150

108      MFC 2004 Annual Report

		U.S.
By segment	U.S.	Wealth
For the year ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
December 31, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Totals

Revenue
Premium income
Life and health insurance	$2,100	$–	$2,684	$1,488	$1,232	$736	$–	$–	$8,240
Annuities and pensions	–	1,373	832	95	–	–	–	–	2,300

Total premium income	$2,100	$1,373	$3,516	$1,583	$1,232	$736	$–	$–	$10,540
Net investment income	1,260	442	1,842	328	150	219	–	178	4,419
Other revenue	129	891	284	134	34	44	–	31	1,547

Total revenue	$3,489	$2,706	$5,642	$2,045	$1,416	$999	$–	$209	$16,506

Interest expense	$13	$2	$91	$41	$2	$3	$–	$101	$253

Income (loss) before income taxes	$404	$227	$653	$328	$129	$279	$–	$(168)	$1,852
Income taxes	(129)	(47)	(158)	(17)	(23)	(63)	–	121	(316)

Net income (loss)	$275	$180	$495	$311	$106	$216	$–	$(47)	$1,536

Segregated fund deposits	$360	$13,654	$1,993	$1,013	$693	$–	$–	$–	$17,713

Goodwill
Balance, January 1	$–	$82	$72	$13	$467	$–	$–	$–	$634
Acquisition	–	–	–	16	–	–	–	–	16
Change in foreign exchange rates	–	(15)	–	(2)	(44)	–	–	–	(61)

Balance, December 31	$–	$67	$72	$27	$423	$–	$–	$–	$589

As at December 31, 2003
Actuarial liabilities	$13,835	$5,436	$19,100	$4,156	$7,783	$832	$–	$505	$51,647

Total assets	$16,126	$6,630	$27,480	$6,435	$10,458	$3,450	$–	$6,937	$77,516

Segregated funds net assets	$1,997	$54,245	$10,701	$3,421	$1,100	$–	$–	$–	$71,464

By geographic location
For the year ended December 31, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$2,383	$2,745	$2,720	$392	$8,240
Annuities and pensions	1,373	832	95	–	2,300

Total premium income	$3,756	$3,577	$2,815	$392	$10,540
Net investment income	1,830	2,069	478	42	4,419
Other revenue	1,044	304	175	24	1,547

Total revenue	$6,630	$5,950	$3,468	$458	$16,506

Note 23 ☐	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
Notes to the Consolidated Financial Statements       109

a) Condensed Consolidated Balance Sheets

As at December 31	2004				2003

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Assets
Bonds	g (i	)	$111,244	$106,612	$45,119	$42,216
Mortgages	g (ii	)	28,699	28,684	10,349	10,401
Stocks	g (iii	)	9,885	7,805	6,126	5,866
Real estate	g (iv	)	3,671	4,669	3,031	3,962
Policy loans			6,743	6,743	4,348	4,348
Cash and short-term investments			8,559	8,517	5,877	5,877
Bank loans			1,391	1,391	934	934
Other investments	g (ix	)	4,851	4,721	774	861

Total invested assets			$175,043	$169,142	$76,558	$74,465

Other assets
Accrued investment income			$1,777	$1,777	$914	$914
Outstanding premiums			549	549	490	490
Deferred acquisition costs	g (vi	)	8,196	–	6,945	–
Reinsurance deposits and amounts recoverable	h (vi	)	3,845	–	1,602	–
Goodwill			6,070	7,332	542	589
Intangible assets			1,806	1,806	–	–
Value of business acquired	g (vii	)	4,757	–	206	–
Miscellaneous			5,345	3,640	1,119	1,058

Total other assets			$32,345	$15,104	$11,818	$3,051

Total assets			$207,388	$184,246	$88,376	$77,516
Segregated funds net assets(2)	h (iv	)	114,196	–	71,464	–

Total assets			$321,584	$184,246	$159,840	$77,516

Segregated funds net assets(2)	h (iv	)		$117,890		$71,464

Liabilities and equity
Actuarial liabilities	g (v), h (iii	)	$125,916	$130,608	$60,521	$51,647
Other policy-related benefits			31,877	6,802	5,205	4,582
Deferred realized net gains	g (i) – (iv	)	–	3,667	–	3,293
Banking deposits			4,373	4,373	2,550	2,550
Consumer notes			2,863	2,881	–	–
Future income tax liability(1)			1,487	980	1,058	170
Other liabilities			8,555	6,800	4,073	3,206

			$175,071	$156,111	$73,407	$65,448
Long-term debt			2,976	2,948	1,123	1,123
Non-controlling interest in subsidiaries			41	43	41	37
Manulife Capital Financial Securities(2)			1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries			606	606	650	650
Preferred shares issued by a subsidiary			93	93	–	–
Segregated funds net liabilities (3)	h (iv	)	114,196	–	71,464	–
Preferred shares			344	344	344	344
Common shares, retained earnings, contributed surplus and currency translation account			24,414	23,101	10,197	8,914
Accumulated effect of comprehensive income on equity			2,843	–	1,614	–

Total liabilities and equity			$321,584	$184,246	$159,840	$77,516

Segregated funds net liabilities(2)	h (iv	)		$117,890		$71,464

(1)	U.S. GAAP terminology is deferred income taxes.
(2)	U.S. GAAP classification is senior notes issued to Manulife Financial Capital Trust (see note 23 (i)).
(3)	U.S. GAAP terminology is separate accounts.
110      MFC 2004 Annual Report

b) Condensed Consolidated Statements of Operations

For the years ended December 31	2004				2003

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	g (viii), h (i	)	$9,987	$16,287	$6,175	$10,540
Fee income	g (viii	)	3,900	–	1,930	–
Investment income	g (i) – (iv), g (ix	)	6,742	7,823	3,645	4,419
Realized investment gains	g (i) – (iv), g (ix	)	1,433	–	1,157	–
Other revenue			284	3,040	272	1,547

Total revenue			$22,346	$27,150	$13,179	$16,506

Policy benefits and expenses
Policyholder payments	h (ii), h (iii	)	$9,087	$18,163	$6,497	$9,331
Amortization of deferred acquisition costs and value of business acquired			1,085	–	630	–
Change in actuarial liabilities	h (i), h (iii	)	4,308	(1,137)	1,416	1,147
Commissions, general and other expenses	g (vi	)	4,270	6,544	2,615	4,061
Non-controlling interest in subsidiaries			87	87	55	57
Trust preferred securities issued by subsidiaries			54	54	58	58

Total policy benefits and expenses			$18,891	$23,711	$11,271	$14,654

Income before income taxes			$3,455	$3,439	$1,908	$1,852
Income tax			(860)	(874)	(348)	(316)
Change in accounting policy, net of income taxes	i		30	–	–	–

Net income			$2,625	$2,565	$1,560	$1,536

Weighted average number of common shares outstanding (in millions):
Basic			698	698	463	463
Diluted			704	704	466	466
Earnings per share:
Basic			$3.76	$3.65	$3.37	$3.33
Diluted			$3.73	$3.62	$3.35	$3.31
Notes to the Consolidated Financial Statements       111

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31	Net income				Equity

	Note 23
	Reference		2004	2003	2004	2003

Net income and equity determined in accordance with Canadian GAAP			$2,565	$1,536	$23,445	$9,258
Bonds	g (i	)	328	409	3,845	1,784
Mortgages	g (ii	)	79	51	81	(11)
Stocks	g (iii	)	115	11	1,970	350
Real estate	g (iv	)	(78)	(106)	(889)	(844)
Actuarial liabilities and policy amounts on deposit	g (v	)	(1,779)	(1,106)	(11,364)	(6,648)
Value of business acquired	g (vii	)	(287)	(72)	(542)	(216)
Deferred acquisition costs(1)	g (vi	)	1,630	1,018	8,617	7,381
Deferred revenue	g (viii	)	168	(195)	(526)	(756)
Future income taxes(2)			(32)	(33)	(253)	(392)
Other investments	g (ix	)	(148)	18	320	53
Change in accounting policy, net of income taxes	i		30	–	30	–
Other reconciling items			34	29	24	582
Reclassification of preferred shares			–	–	(344)	(344)

Net income and equity determined in accordance with U.S. GAAP			$2,625	$1,560	$24,414	$10,197
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i	)	1,221	(575)	4,124	2,903
Stocks	g (iii	)	272	1,122	1,375	1,103
Actuarial liabilities	g (v	)	(221)	(323)	(1,431)	(1,210)
Deferred acquisition costs	g (vi	)	14	(18)	(422)	(436)
Deferred revenue	g (viii	)	1	(13)	23	22
Value of business acquired	g (vii	)	(53)	–	(53)	–
Other			(44)	83	(50)	(6)
Future income taxes(2) on above			(292)	(163)	(986)	(694)
SFAS 133 adjustments(4)			331	89	263	(68)
Foreign currency translation(3)			(1,542)	(958)	–	–

Comprehensive income and equity determined in accordance with U.S. GAAP(5)			$2,312	$804	$27,257	$11,811

(1)	Deferred acquisition costs consist of $2,428 (2003 – $1,576) of capitalized expenditures less $798 (2003 – $558) of amortization charged to income.
(2)	U.S. GAAP terminology is deferred income taxes.
(3)	Included a gain of $146 (2003 – gain of $107), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.
(4)	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Other comprehensive income related to SFAS 133 is net of $147 in income taxes (2003 – $28).
(5)	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $5,867 and $368 (2003 – $4,760 and $754), respectively.
d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. See note 3.
112      MFC 2004 Annual Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition.

	Canadian
As at April 28, 2004	GAAP	U.S. GAAP

Assets
Invested assets(1)	$106,647	$104,974
Intangible assets	2,041	2,041
Goodwill	7,441	6,054
Value of business acquired	–	5,327
Reinsurance recoverable	–	3,010
Other assets	4,542	4,542

Total assets acquired	$120,671	$125,948

Liabilities
Actuarial liabilities and policyholder funds	$95,850	$102,132
Other liabilities	10,751	9,746

Total liabilities assumed	$106,601	$111,878

Total purchase consideration	$14,070	$14,070

(1)	The difference in the fair values of invested assets at the time of acquisition reflects the difference between U.S. GAAP and Canadian GAAP on the accounting for leveraged leases pursuant to a business combination. Under U.S. GAAP, the deferred income tax liability associated with the investment in leveraged leases was offset against the leveraged lease assets.
e) Relationships with variable interest entities
With the acquisition of JHF in April 2004, the Company now has relationships with various types of special purpose entities (“SPEs”) and other entities, some of which are variable interest entities (“VIEs”), as defined by FIN46R – see further details in note 23 i) – Newly issued accounting statements. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.
Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, it would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather it would be used only to settle additional liabilities recognized as a result of consolidating a VIE.
Collateralized Debt Obligation Funds The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
In accordance with FIN46R, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs are VIEs. The Company has also determined that it is not the primary beneficiary of nor, does it have controlling financial interest in, any CDO. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.
Notes to the Consolidated Financial Statements       113

The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with these CDOs. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate these CDOs. In addition, as its relationships with these CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.

Total size of Company-managed CDOs
As at December 31	2004	2003

Total assets	$4,545	$–

Total debt	$4,463	$–
Total other liabilities	11	–

Total liabilities	$4,474	$–
Total equity	71	–

Total liabilities and equity	$4,545	$–

Maximum exposure of the Company to losses from
Company-managed CDOs
As at December 31	2004		2003

Investment in tranches of Company-managed CDOs, by credit rating (Moody’s/Standard & Poors):	$	%	$		%

Aaa/AAA	$193	61		$–	–
Aa1/AA+	76	24		–	–
Baa2/BBB	–	–		–	–
B2	–	–		–	–
B3/B-	9	3		–	–
Caa1/CCC+	13	4		–	–
Not rated (equity)	25	8		–	–

Total Company exposure	$316	100		$–	–

Low-Income Housing Properties The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.
The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.
The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting. The Company believes that its relationships with these Properties are significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with these Properties in the following table.

Total size of the Properties(1)
As at December 31	2004	2003

Total assets	$1,482	$186

Total debt	$903	$122
Total other liabilities	137	20

Total liabilities	$1,040	$142
Total equity	442	44

Total liabilities and equity	$1,482	$186

(1)	Property level data reported above is reported with three-month delays due to the delayed availability of financial statements of the funds.
114      MFC 2004 Annual Report

Maximum exposure of the Company to losses from the Properties
As at December 31	2004	2003

Equity investment in the Properties(1)	$408	$20
Outstanding equity capital commitments to the Properties	109	–
Carrying value of mortgages for the Properties	81	–
Outstanding mortgage commitments to the Properties	1	–

Total Company exposure	$599	$20

(1)	Equity investment in the Properties above is reported with three-month delays due to the delayed availability of financial statements of the funds.
Other Entities The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. The Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
f) Additional information required to be reported under U.S. GAAP
(i) Fair value of actuarial liabilities of investment contracts The fair value of actuarial liabilities of investment contracts as at December 31, 2004 was estimated at $47,742 (2003 – $15,171).
(ii) Derivative instruments and hedging activities The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138 on January 1, 2001.
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $28, included in other comprehensive income as at December 31, 2004 (2003 – $53), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
Notes to the Consolidated Financial Statements       115

g)	Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to-maturity” or “trading” securities. “Available- for-sale” and “trading” bonds are carried at fair value, while “held-to-maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for- sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than-temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if an impairment in the value of the property is considered to be other than temporary. Realized gains and losses are recognized in income immediately.

(v) Actuarial liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the	There are three main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”) applies to non-participating insurance, including whole life and term insurance, payout annuities, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders and related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to

116      MFC 2004 Annual Report

Canadian GAAP	U.S. GAAP

(v) Actuarial liabilities (continued)	calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed reinvestment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties.	recover the existing Deferred Acquisition Cost (“DAC”) asset, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.
Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”) applies to universal life-type contracts and investment contracts. The actuarial liability for these contracts is equal to the policyholder account value. There is no provision for adverse deviation. If it is determined that future income for universal life-type contracts is no longer adequate to recover the existing DAC, the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”) applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that future income is no longer adequate to recover the existing DAC, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses not already provided for on bonds and stocks had been realized. This adjustment to actuarial liabilities is recognized directly in equity and is not included in income.

Under U.S. GAAP, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet.

Notes to the Consolidated Financial Statements       117

	Canadian GAAP	U.S. GAAP

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities for most policies.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e. universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. This adjustment to the DAC asset is recognized directly in equity and is not included in income.

(vii) Value of business acquired	The value of in force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	The value of business acquired (“VOBA”) is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

(ix) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings.

118      MFC 2004 Annual Report

h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

(v) Consolidated statements of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in a consolidated statement of cash flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in a consolidated statement of cash flows.

(vi) Reinsuranc	e Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

i) Newly issued accounting statements Statement of Position 03-1 – “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.
The Company adopted SOP 03-1 on January 1, 2004, which resulted in an increase in net income of $30 (net of tax of $19) and was recorded as the cumulative effects of an accounting change, on January 1, 2004. In addition, in conjunction with the adoption of SOP 03-1, the Company reclassified $1,000 in separate account assets and liabilities to the corresponding general account balance sheet accounts.
Statement of Financial Accounting Standards No. 150 – “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”)
In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 changes the accounting
Notes to the Consolidated Financial Statements       119

for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS 150 is effective for all financial instruments issued or modified after May 31, 2003. The adoption of SFAS 150 in 2003 resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares are classified as interest expense.
FASB Interpretation 46 (revised December 2003) – Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”)
In December, 2003, the FASB re-issued Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” (“FIN 46R”) which clarifies the consolidation accounting guidance of ARB 51, “Consolidated Financial Statements,” to certain entities for which controlling financial interests are not measurable by reference to ownership of the equity of the entity. Such entities are known as variable interest entities (“VIEs”).
Controlling financial interests of a VIE are defined as exposure of a party to the VIE to a majority of either the expected variable losses or expected variable returns of the VIE, or both. Such party is the primary beneficiary of the VIE and FIN 46R requires the primary beneficiary of a VIE to consolidate the VIE. FIN 46R also requires certain disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated.
In the event additional liabilities are recognized as a result of consolidating any VIEs with which the Company is involved, these additional liabilities would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, in the event additional assets recognized as a result of consolidating VIEs, these additional assets would not represent additional funds which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs.
This interpretation was effective in 2003 for VIEs created after January 31, 2003 and on January 1, 2004 for all other VIEs. The Company has determined that no VIEs are required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by FIN 46R and since the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust have been deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company are now reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
FASB Derivative Implementation Group SFAS 133 Implementation Issue No. 36 – “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)
In April 2003, the FASB’s Derivative Implementation Group released DIG B36, which addresses whether SFAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The Company’s adoption of this guidance effective January 1, 2004 did not have a material impact on its consolidated financial position, results of operations or cash flows.
SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”)
In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,” which is effective for fiscal years ending after December 31, 2002.
SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value provisions of SFAS 123 on January 1, 2003 and utilized the transition provisions described in SFAS 148 on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” was applied. Had the Company applied the fair value recognition provisions of SFAS 123, to all stock-based employee compensation, net income for the year ended December 31, 2004 would have been reduced by $10 (2003 – $22). Basic and diluted earnings per common share for the year ended December 31, 2004 would have decreased by $0.01 (2003 – $0.05).
Note 24 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.
120      MFC 2004 Annual Report